Exhibit 99.1

(Translation)                                                                                                              File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION
LIC. RAFAEL COLADO IBARRECHE
Chief Supervisor of Issuers
LIC. ANDREA FABIOLA TINOCO H.
Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, April 26, 2013
RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information
i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its affiliates (e.g., Banco Santander, Goldman Sachs, Bank of America Merrill Lynch, Banamex, ING Bank, Morgan Stanley). These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivates belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪
The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.

▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪
In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At March 31, 2013 there has been no default on the contracts.

a)	Interest Rate Swaps

AUNETI

When financing for the AUNETI project was obtained, the bank charged the Company a one-time commission fee of 1.75% of the total debt amount of Ps.5,510 million. However, instead of discounting the debt by the commission fee, the Ps.96 million (Ps.48 million proportionate amount for ICA) was added to interest rate swap derivatives outstanding with the same bank, the fee will be settled through each exchange made on settlement of the interest rate swaps. Recognition of this transaction resulted in a deferred asset subject to amortization and a derivative financial instrument liability at the beginning of the debt contract. Since first quarter 2013 this company will be accounted using the equity method. (IFRS 11 “Joint Arrangements”).

RCO
(Variable rate to fixed rate)

In October 2007, four swaps that change the profile of variable rate financing to a weighted average fixed rate of 8.52% on a notional amount of Ps.15,070 million were entered into. These swaps were classified, as of May 2008, as cash flow hedges. At December 31 2010 and 2009, the fair value, which represents the percentage related to ICA based on its participation in RCO, was recognized in other comprehensive income within stockholders’ equity. In February 2010, there was a reduction in the notional amount of the derivative from Ps.15,500 million to Ps.15,070 million.

In September 2012 the Company issued a $8.3 billion Pesos Long Term Bond, $2.84 billion in a Peso Bond with 15 years maturity and $5.28 billion pesos in a UDI Bond with 20 years maturity. With this Bond there was a reduction in the notional of the derivatives form $15,070 million pesos to $14,279 million pesos.

RCO
(Variable rate to fixed rate plus UDIS)

Revenues from a highway project are derived from rates charged to users that are indexed to inflation. In October and December 2007, two swaps were entered into to change the profile of variable rate financing to a weighted average rate of 4.33% plus UDIS. The notional amount of both swaps is Ps.11,365 million. These derivatives were classified in 2008 as derivatives for trading purposes and the fluctuations in fair value are recognized within comprehensive financing result in the financial statements of RCO and in the Company, under the heading of equity in the (losses) profits of associated companies. As of December 31, 2010 and 2009, these financial instruments have been designated as hedging instruments and their fair value was recognized, in the percentage of equity which ICA holds of this associated company, within other comprehensive income under stockholders' equity.

On October 2, 2009, RCO’s stockholders placed long-term infrastructure development equity certificates with Mexican institutional investors, particularly Afores. The funds collected were used mainly to pre-pay part of the debt of RCO. As a result of this transaction, the notional amounts of the fixed rate swaps plus UDIs of Ps.12,975 million, were reduced to Ps.11,365 million.

In September 2012 the Company issued a $8.3 billion Pesos Long Term Bond, $2.84 billion in a Peso Bond with 15 years maturity and $5.28 billion pesos in a UDI Bond with 20 years maturity. With this Bond there was a reduction in the notional of the derivatives form $11,365 million pesos to $8,400 million pesos.

LIPSA

In January 2010, an interest rate swap was contracted to set the project financing rate. With this instrument, a floating interest rate of the 28-day TIIE is received and a fixed interest rate of 8.59% is paid.  As of December 31, 2010, it is considered as a hedging derivative and fair value fluctuations are presented under other comprehensive income within equity.

On February 16, 2011, the derivative was restructured to adjust to the project conditions.

On April and August 2011 two interest rate swaps was contracted in order to fulfill the project conditions.

AEROINVEST

In January 2012 the company contracted a Cross Currency Swap to mitigate risk exposure. This Derivative hedge a liability denominated in dollars. This instrument fixed the exchange rate to $13.66. The company pays rates between 9.40% and 10.40%.

In January 2013, a swap was entered into to cover the interest rate risk; the fixed rate paid by Aeroinvest under the swap is 5.16%.

ATOTONILCO

In January 2011, an interest rate swaps was contracted to fix the credit rate of the project. The company receives a floating rate and pays a fixed rate of 8.37%. The floating rate received is TIIE 28 days. At December 31, 2012 these instruments was designated as hedge instruments.

DISTRIBUIDOR VIAL SAN JERÓNIMO-MUYUGUARDA

In May 2011, an interest rate swap was contracted to fix the credit rate of the project. The company receives a floating rate and pays a fixed rate of 7.835%. The floating rate received is TIIE 28 days. At December 31, 2012 this instrument was designated as hedge instrument.

AGUA PRIETA

In June 2011, an interest rate swap was contracted to fix the credit rate of the project. The company receives a floating rate and pays a fixed rate of 8.170%. The floating rate received is TIIE 28 days. At December 31, 2012 this instrument was designated as hedge instrument.

EL REALITO

In July 2011, an interest rate swap was contracted to fix the credit rate of the project. The company receives a floating rate and pays a fixed rate of 7.8075%. The floating rate received is TIIE 28 days. At September 30, 2012 this instrument was designated as hedge instrument. Since first quarter 2013 this company will be accounted using the equity method. (IFRS 11 “Joint Arrengements”).

MITLA

In May 2012 two interest rate swaps were hired to fix the credit rate of the project. The company receives a floating rate and pays a fixed rate of 7.24% The floating rate received is TIIE 28 days. At December 31, 2011 this instrument was designated as hedge instrument.

b)	Interest rate options

LA YESCA
(CAP)

In September 2012 an option were hired to mitigate the exposure to Interest Rate to meet the new project condition. The strike was agreed on 1.00%

In March 2013 we entered into an interest rate option with an strike of 0.75% to mitigate interest rate exposure.

c)	Exchange rate instruments, FX swaps and options

ALTOS HORNOS DE MEXICO (“AHMSA”) (ICAFD PROJECT)

U.S. dollar forwards with various maturities were entered into to eliminate the exchange rate risk associated with this project.

The fair value of these hedging derivatives is recorded in stockholders’ equity under other comprehensive income.

TUNEL EMISOR ORIENTE

In 2010, exchange and interest rate swaps were entered into to mitigate the respective risks. The primary position relates to loans for the acquisition of machinery related to the project. The fair value of these hedging derivatives is recorded in stockholders’ equity under other comprehensive income.

AEROINVEST

In January 2012 the company entered into a Cross Currency Transaction with limited losses to mitigate the interest risk and the exchange risk. This instrument hedge a dollar debt for this project. The exchange rate is $13.66 and an interest rate form 9.40% to 10.40%.

CICASA

In January 2012 we entered into a Cross Currency Swap transaction with limited losses to mitigate the exchange risk and the interest risk. This instrument hedge as loan related to this project. The fair value of these hedging derivatives is recorded in the stockholder’s equity under other comprehensive income. The agreed exchange rate is $13.66 pesos per dollar with an interest rate of 9.05%.

In December 2012 we entered into a Cross Currency Swap to mitigate the exchange risk and interest risk. The agreed exchange rate is $12.87 pesos per dollar with an interest rate of 7.99%. This instrument hedge a loan related to this project. As collateral the company creates a cash reserve. The bank will return this reserve with a return through the sale of options of Empresas ICA shares. These options will be exercised by the Bank weekly from October 2013.

In February 2013 we entered into a Cross Currency Swap to mitigate the exchange risk and interest risk. The agreed interest rate is 7.50%.

EMICA

In June 2012 we entered into a Cross Currency Swap transaction to mitigate the foreign exchange risk. This instrument hedge a contract obligation denominated in Nuevo Soles Peruanos.

In accordance with Article 63 of the Circular for Issuers, ICA entered into one-year forward contracts to acquire 22,280,100 shares of the Company, in a series of nonconsecutive transactions between May 22 and August 21, 2012, at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of shares outstanding.

If market conditions are favorable, the forward contracts will be exercised with a charge to the share repurchase reserve approved by the Shareholders’ Meeting, in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercising will be calculated by multiplying at maturity the numbers of shares in each contract and strike price.

In the event of not exercising the instruments, the price for settling the contracts will be the difference between the strike price and the price of ICA’s shares in the market. The Company values quarterly these instruments according to market conditions. The effect will be recorded in the income statement.

The company has contracted Cross Currency Swaps to mitigate foreign exchange risk from its obligations under debt issued in the international market. The agreed exchange rate was $12.05 pesos per dollar for instruments contracted in 2011 and $13.03 pesos per dollar for instruments contracted in August 2012.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the second quarter of 2013 as a result of additional changes in the peso or changes in interest rates since March 27, 2013.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of March 27, 2013:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of March 27, 2013, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST.  I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, April 26, 2013

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Empresas ICA, S.A.B. de C.V.
By: Rodrigo A. Quintana Kawage
Position: Legal Representative